

OPERATING AGREEMENT OF

C-REVEAL THERAPEUTICS, LLC

A MEMBER-MANAGED DELAWARE LIMITED LIABILITY CORPORATION

TAX IDENTIFICATION NO.: 84-2683676

OPERATING AGREEMENT

OF

C-REVEAL THERAPEUTICS, LLC

This Operating Agreement (the "Agreement") of **C-REVEAL THERAPEUTICS LLC** (the "Company"), is effective as of October 20, 2020, by and among the individuals set forth on Schedule-A attached hereto (each a "Member" and collectively, the "Members").

Pursuant to and in accordance with the Delaware Limited Liability Company Act, Title 6 Delaware Code § 18 (as amended from time to time (the "LLC Law"), the Members hereby agree as follows:

1. **Name**. The name of the limited liability company is "C-Reveal Therapeutics, LLC."

2. **Office and Agent**. The principal office of the Company shall be located at such place as the Managing Members (as defined in Section 6 below) shall determine from time to time. The Company's registered agent is Legalinc Corporate Services, Inc., 2035 Sunset Lake, Road, Suite B-2, Newark, DE 197072, or as determined by the Managing Members from time to time.

3. **Term**. The term of the Company commenced as of the date of filing of the Certificate of Formation of the Company with the Delaware on August 9, 2020, and the Company shall be dissolved and its affairs wound up only upon the occurrence of one of the events described in Section 19(a) hereof, or as otherwise provided in the LLC Law.

4. **Purpose**. The Company is formed for the purposes of developing therapeutics; and engaging in any and all activities necessary or incidental to the foregoing.

5. **Members**. The name, mailing address and percentage membership interest in the Company ("Percentage Interest") of each of the Members is as set forth on Schedule-A attached hereto. A Member's Percentage Interest shall reflect the relative ownership interest of each Member in the Company, based on the proportion that the aggregate capital contributions made or deemed made by such Member to the Company bear to the aggregate amount of all capital contributions made or deemed made to the Company.

6. **Management**.

(a) Except where any other Member's approval is otherwise expressly required under this Agreement, the business and affairs of the Company shall be managed exclusively by Linden Lake Venture Capital, LLC and Keith Flaherty (the "Managing Members"), who shall work together to share the right to make all decisions and determinations relating to the Company, including, but not limited to, the disposition of the Company's assets.

(b)   The Managing Members are together authorized to execute any and all documents on behalf of the Company necessary or appropriate in connection with any such decision or determination of the Managing Members.

(c)   No Member, other than the Managing Members, as such, either alone or acting with any other Members, (i) may take any part in the control of the business or affairs of the Company, (ii) have any voice in the management or operation of any Company property or business, (iii) have any approval, voting or consent rights, (iv) have any right to remove any Managing Members, (v) have the authority or power to act as agent for or on behalf of the Company or any other Member, (vi) may perform any act which would be binding on the Company or any other Member, or (vii) may incur any expenses on behalf of or with respect to the Company.

7.   **Capital Contributions**.

(a)   The Company has the necessary amount of cash to finance its business operations. No Member shall be required to fund any additional capital contribution to the Company.

(b)   No Member shall have any personal liability with respect to the return of any capital contributions made to the Company. No Member shall have the right to withdraw any part of such Member's capital contributions or receive any distribution or consideration for the fair value of such Member's membership interest in the Company. No time has been agreed upon for the return of any Member's capital contributions. No Member shall be liable for any debts of the Company.

8.   **Allocation of Profits and Losses**.   The Company's profits and losses shall be allocated to the Members pro-rata in accordance with their respective Percentage Interests.

9.   **Distributions**. Distributions of any cash available for distribution after payment of expenses of the Company, and subject to such reserves as are determined by the Managing Members, shall be made to the Members at the times and in the aggregate amounts determined by the Managing Members. Any such distributions shall be made to the Members *pro-rata* in accordance with their respective Percentage Interests.

10.   **Transfer of Membership Interests**.

(a)   No Member shall, without the prior written consent of the Managing Members, transfer, sell, assign, mortgage or otherwise encumber (collectively, "Transfer") all or any portion its membership interest in the Company (or any economic interest therein) and any purported Transfer in violation of the terms of this Section shall be null and void *ab initio*.

(b)   Notwithstanding the preceding Section 10(a), a Member may, without the Managing Member's consent, assign, convey, sell or otherwise transfer or dispose of all or any portion of its economic interest in the Company to any one or more of the members of his or her immediate family or families (defined for the purposes of this Agreement as a spouse, mother, father, sister, brother, son, daughter, niece, cousin or nephew and/or to a trust or other entity for the benefit thereof or themselves or for the benefit of a spouse or lineal descendant of any such

Member), by a written instrument of assignment and assumption, provided that the instrument of transfer provides for the assumption of the assignor's liabilities and obligations hereunder and has been duly executed by the assignor of such interest and by the transferee. Upon the death or incapacity of a Member, any membership interests in the Company shall transfer to the beneficiaries of such Member.

11.   **Drag Along Right.** In the event that the Managing Members determine that the Members should sell their entire Percentage Interest in the Company, or a *pro rata* portion thereof (an "Interest Sale"), then each Member hereby agrees to execute and deliver all related documentation and take such other action in support of such Interest Sale as shall reasonably be requested by the Managing Members in order to carry out such Interest Sale, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, membership interest assignments (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

12.   **Tax Matters**. The Managing Members shall designate the "partnership representative" for purposes of Section 6221 of the Internal Revenue Code of 1986 (as amended, including, without limitation by the Bipartisan Budget Act of 2015 (the "Code")) (the "Partnership Representative") and the Members will take such actions as may be necessary, appropriate, or convenient to effect the designation of such designee as such Partnership Representative. The Partnership Representative shall have full and unlimited discretion to perform any actions or to make any decisions which under the Code may be made by a Partnership Representative. All reasonable costs of the Partnership Representative in connection with its duties as Partnership Representative, including reasonable attorneys' fees, shall be the obligation of and shall be paid or reimbursed by the Members, pro rata among the Members based on the relative Percentage Interests with respect thereto.

13.   **Withdrawal of a Member**. No Member shall be permitted to withdraw from the Company without the express written consent of all Managing Members. Should a Member be permitted to withdrawal from the Company ("Withdrawing Member"), such Member's fiduciary duties and responsibilities to the Company and remaining Members shall continue, including the duty and responsibility to protect and maintain confidential or proprietary information from the disclosure to third parties as set forth in Section 21 below. Under no circumstances, shall a Withdrawing Member disclose any confidential or proprietary information of the Company to a third party or establish a competing entity or assist any person or entity in developing any technology that competes with the Company. A Withdrawing Member shall not be entitled to any distribution from the Company, and the Withdrawing Member's Percentage Interest shall be allocated to the remaining Members in a pro rata amount proportional to such Members existing Percentage Interest.

14.   **Notice Requirements of Managing Members**. The Managing Members shall notify and provide copies to all Members of any valuations, financial reports, planned capital calls, or any other event that may positively or negatively impact in a material manner the economic interest of any Members within a reasonable time frame following the Managing Members becoming aware of any of the foregoing; provided that the failure of the Managing Member to

comply with the provisions of this Section 14 shall not be a default under this Agreement unless the Members' investments in the Company are materially prejudiced by the failure to comply.

15.   **Admission of Additional Members**. The Managing Members may cause the Company to admit one or more additional members to the Company and/or create different classes of members, so long as, as a result of such admission of additional members or creation of an additional class, the economic rights of the Members within a class are affected proportionately.

16.   **Liability of Members**. No Member shall have any liability for the obligations or liabilities of the Company except to the extent required in the LLC Law.

17.   **Exculpation and Indemnification of Manager and Members**. The Managing Members and Members shall not be liable to the Company or any other Managing Members or Member for any breach of duty in such capacity, to the fullest extent permitted under the LLC Law. The Company shall indemnify any Managing Member or Member who is or was a party, or who is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including all appeals, by reason of the fact that he is or was a Managing Members or Member of the Company, to the fullest extent permitted under the LLC Law.

18.   **Certain Conflicts of Interest**. Members and their affiliates (including either Managing Manager) may engage in and possess interests in other business ventures, and such activity shall not breach any Member's fiduciary duty to the Company and the other Members. Neither the Company nor any Member shall by virtue of this Agreement have any right, title or interest in such ventures.

19. **Events of Dissolution**.

(a)   The Company shall be dissolved upon the earliest to occur of the following.

(i)   the sale by the Company of all or substantially all of its assets (unless the Managing Members shall elect to continue the existence of the Company pending collection of the deferred balance of any sales proceeds); and

(ii)   upon a decree of judicial dissolution in accordance with the LLC Law.

(b)   Following the dissolution of the Company, the Managing Members shall liquidate the assets of the Company as promptly as shall be practicable, but in an orderly and commercially reasonable manner. The proceeds of such liquidation shall be applied in the following order of priority:

(i)   first, to the payment of debts and liabilities of the Company and the costs and expenses of the dissolution and liquidation;

(ii)   then, to the establishment of any reserves that the Managing Members may deem reasonably necessary to satisfy any contingent liabilities of the Company; and

(iii)   then, to the Members in accordance with Section 9 hereof.

20.   **Notices**. Any and all notices or demands permitted or required to be made under this Agreement shall be in writing, signed by the Member giving such notice or demand and shall be delivered (i) personally, (ii) by overnight mail, (iii) electronic mail, or (iv) by registered or certified mail, return receipt requested. Notices directed to a Member shall be delivered to such Member's address as set forth on Schedule A hereof, or at such other address as may be supplied by written notice given in conformity with the terms of this Section 20. All such notices or demands shall be deemed delivered, as applicable: (a) on the date of the personal delivery or electronic mail deliverance; (b) on the third business day after being sent by certified or registered mail; or (c) on the first business day after being sent by overnight mail.

21.   **Confidentiality**. Each Member shall keep confidential and shall not, without the prior written consent of the Managing Members, disclose the specific terms, conditions and provisions of this Agreement, the transactions contemplated hereby, any other agreement referenced herein or relating hereto, and any confidential or proprietary information related to the Company, or the other Members received in connection herewith that is proprietary to the Company, or such other Member, as applicable (collectively, the "Confidential Information"). Confidential Information shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure in breach of this Agreement, (ii) was in a Member's possession prior to its disclosure to such Member, or (iii) was received by a Member from a person who is not known by such Member to be bound by an applicable confidentiality agreement. No Member shall use, or permit its officers, directors, members, partners, shareholders,

affiliates, consultants or other representatives to use, Confidential Information except with the prior written consent of the Managing Members.

22. **Successors and Assigns**. Subject to the restrictions on transfers set forth herein, each and every provision hereof shall be binding upon and shall inure to the benefit of the Members, their respective successors, successors-in-title, heirs and permitted assigns.

23. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without giving effect to its conflict of laws principles. Any disputes arising hereunder shall be settled by binding confidential arbitration with the loser of such a dispute paying the attorney fees of the winner.

24. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one instrument.

25. **Electronic Signatures**. Signatures hereon which are transmitted via facsimile or other electronic image shall be deemed to be original signatures for all purposes.

26. **Amendments**.

(a) The Managing Members may amend this Agreement without the consent of any other Members: (i) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with law or any other provision herein or to make any other modifications with respect to matters or questions arising under this Agreement which will not be inconsistent with law or the provisions of this Agreement; and (ii) to reflect the admission, withdrawal, or substitution of Members, or any change in the information provided in Schedule-A. The Managing Members may also amend this Agreement without the consent of any other Members so long as the economic rights of the Members within a class are either not affected or affected proportionately. All other amendments shall require the unanimous written consent of the Managing Members and the Member or Members whose economic rights are disproportionately affected.

(b) Notwithstanding the foregoing, the Members acknowledge and agree that, without the approval of any Member, the Managing Members may enter into a side letter or similar agreement (a "Side Letter") with a Member which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement, provided, that any Side Letter may not adversely affect the rights of any Member hereunder who is not a party to the Side Letter. The parties hereto agree that any terms contained in a side letter or similar agreement with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement.

27. **Entire Agreement**. This Agreement sets forth the entire agreement and understanding in respect of the subject matter hereof and supersedes all prior and contemporaneous agreements, arrangements, and understandings, express or implied, oral or written, relating to the subject matter hereof.

28. **No Third Party Rights**. Nothing in this Agreement shall be deemed to create any right in any Person not a party hereto (other than the permitted successors and assigns of a party

hereto) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party (except as aforesaid).

       29.   **<u>Miscellaneous</u>.** The undersigned have read and understand this Agreement and have had the opportunity to seek the advice of independent counsel.

<u>[Remainder of page intentionally left blank; signature page follows.]</u>

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement.

MANAGING MEMBERS:

Thomas Haag, Managing Partner Linden Lake Venture Capital LLC

_____

Linden Lake Venture Capital, LLC

_____

Keith Flaherty

MEMBERS:

_____

Mark Cobbold

_____

Cyril Benes

_____

Juno APR, LLC

_____

John Doucette

_____

Valuesetters, Inc.

SCHEDULE A

Name and Address	Contribution	Percentage Interest
Linden Lake Venture Capital, LLC 8711 Bellwood Road Bethesda, MD 20817	Entrepreneurial Co-Founder	44.88%
Keith Flaherty 104 Ellery Street Cambridge, MA 20138	Scientific Co-Founder and $50,000	16.37%
Mark Cobbold 1 Everett Avenue Winchester, MA 01890	Scientific Co-Founder	14.37%
Cyril Benes 46 Linden Place Brookline, MA 02445	Scientific Co-Founder	14.37%
Juno APR, LLC	$125,000	5%
John Doucette	$75,000	3%
Valuesetters, Inc. 745 Atlantic Ave. Boston, MA 02111	$50,000	2%
Total		**100%**

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement.

MANAGING MEMBERS:

_____

Linden Lake Venture Capital, LLC



_____

Keith Flaherty

MEMBERS:

_____

Mark Cobbold

_____

Cyril Benes

_____

Brian Fox/Danny Dosoretz

_____

John Doucette

_____

Valuesetters, Inc.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement.

MANAGING MEMBERS:

_____

Linden Lake Venture Capital, LLC

_____

Keith Flaherty

MEMBERS:



_____

Mark Cobbold

_____

Cyril Benes

_____

Brian Fox/Danny Dosoretz

_____

John Doucette

_____

Valuesetters, Inc.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement.

MANAGING MEMBERS:

_____

Linden Lake Venture Capital, LLC

_____

Keith Flaherty

MEMBERS:

_____

Mark Cobbold

_____

Cyril Benes

_____

Brian Fox/Danny Dosoretz

_____

John Doucette

_____

Valuesetters, Inc.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement.

MANAGING MEMBERS:

_____

Linden Lake Venture Capital, LLC

_____

Keith Flaherty

MEMBERS:

_____

Mark Cobbold

_____

Cyril Benes



_____

Juno APR, LLC

_____

John Doucette

_____

Valuesetters, Inc.

MEMBERS:

Mark Cobbold

Cyril Benes

Brian Fox/Danny Dosoretz

John Doucette

Valuesetters, Inc.

9

<u>**SCHEDULE A**</u>

Name and Address	Contribution	Percentage Interest
Linden Lake Venture Capital, LLC 8711 Bellwood Road Bethesda, MD 20817	Entrepreneurial Co-Founder	44.88%
Keith Flaherty 104 Ellery Street Cambridge, MA 20138	Scientific Co-Founder and $50,000	16.37%
Mark Cobbold 1 Everett Avenue Winchester, MA 01890	Scientific Co-Founder	14.37%
Cyril Benes 46 Linden Place Brookline, MA 02445	Scientific Co-Founder	14.37%
Fox/Dosoretz	$125,000	5%
John Doucette	$75,000	3%
Valuesetters, Inc. 745 Atlantic Ave. Boston, MA 02111	$50,000	2%
Total		**100%**

FIRST AMENDMENT TO THE OPERATING AGREEMENT OF C-REVEAL THERAPEUTICS, LLC

This First Amendment ("First Amendment") to the Operating Agreement of C-Reveal Therapeutics, LLC dated October 20, 2020 (the "Operating Agreement") is effective November 12, 2020.

Pursuant to Section 26 of the Operating Agreement, the Managing Members hereby amend the Operating Agreement as follows:

1. Schedule A shall be replaced by the following:

Name and Address	Contribution	LLC Units	Percentage Interest
Linden Lake Venture Capital, LLC 8711 Bellwood Road Bethesda, MD 20817	Entrepreneurial Co-Founder	4,488	44.88%
Keith Flaherty 104 Ellery Street Cambridge, MA 20138	Scientific Co-Founder and $50,000	1,637	16.37%
Mark Cobbold 1 Everett Avenue Winchester, MA 01890	Scientific Co-Founder	1,437	14.37%
Cyril Benes 46 Linden Place Brookline, MA 02445	Scientific Co-Founder	1,437	14.37%
Juno APR, LLC	$125,000	500	5%
John Doucette	$75,000	300	3%
Valuesetters, Inc. 745 Atlantic Ave. Boston, MA 02111	$50,000	200	2%
Total		**10,000 Units**	**100%**
Value per LLC Unit		$250/Unit	

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this First Amendment to the Operating Agreement.

MANAGING MEMBERS:



Linden Lake Venture Capital, LLC   *Thomas Chang Managing Member*

Keith Flaherty

SECOND AMENDMENT TO THE OPERATING AGREEMENT OF C-REVEAL THERAPEUTICS, LLC

This Second Amendment ("Second Amendment") to the Operating Agreement of C-Reveal Therapeutics dated October 20, 2020 ("Operating Agreement") as amended by the First Amendment dated November 12, 2020, is effective December 8, 2020.

Pursuant to Section 26 of the Operating Agreement, the Managing Members hereby amend the Operating Agreement as follows:

1. Paragraph 5 shall be replaced it its entirety with the following:

   5. Members. The name, mailing address and percentage membership interest in the Company ("Percentage Interest") of each of the Members is as set forth on Schedule-A attached hereto. A Member's Percentage Interest shall reflect the relative ownership interest of each Member in the Company. A Member's Percentage Interest is calculated by dividing a Member's LLC Units by the total number of LLC Units issued to the Members as set forth in Schedule A.

2. Schedule A will be replace it its entirety by the following:

SCHEDULE A

Name and Address	Contribution	LLC Units	Percentage Interest
Linden Lake Venture Capital, LLC 8711 Bellwood Road Bethesda, MD 20817	Entrepreneurial Co-Founder	448,847	44.88%
Keith Flaherty 104 Ellery Street Cambridge, MA 20138	Scientific Co-Founder and $50,000	163,719	16.37%
Mark Cobbold 1 Everett Avenue Winchester, MA 01890	Scientific Co-Founder	143,717	14.37%
Cyril Benes 46 Linden Place Brookline, MA 02445	Scientific Co-Founder	143,717	14.37%
Juno APR, LLC	$125,000	50,000	5%

John Doucette	$75,000	30,000	3%
Valuesetters, Inc. 745 Atlantic Ave. Boston, MA 02111	$50,000	20,000	2%
Total		**1,000,000**	**100%**

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Second Amendment to the Operating Agreement.

MANAGING MEMBERS



_____

Linden Lake Venture Capital LLC (Thomas Haag, Managing Member of LLVC)

_____

Keith Flaherty